Exhibit 19.1

Policy Title:	Insider Trading	November 21, 2024	Page 1 of 13

Applies to: Blink Charging Co.	Issued By: General Counsel

The following Policy is effective as of the above date and supersedes previously published Policies. This Policy is applicable to all employees, officers and directors of Blink Charging Co.

Policy Title:	Insider Trading	November 21, 2024	Page 2 of 13

Purpose	This policy:

●	Promotes compliance with applicable securities laws by Blink Charging Co. (including any subsidiaries, the “Company”) and all directors, officers and employees of our Company. We are also adopting this policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company, which would damage our reputation for integrity and ethical conduct. Among other things, this policy prohibits insider trading of the Company’s securities or securities of certain other publicly traded companies by directors, officers, and employees of our Company.

Policy	Throughout this insider trading policy, you will be directed to contact the General Counsel as your point of contact for questions. The General Counsel will field your questions and obtain answers in a timely manner. Should the General Counsel be out of the office or otherwise unavailable, please contact the Chief Financial Officer or Chief Operating Officer.

What is “Insider Trading?”	1.	Insider Trading is, in addition to being a violation of the Company’s Policy on Insider Trading, a violation of securities laws. The penalties for insider trading are discussed below.

	2.	The term “insider trading” generally refers to (1) trading in securities while in possession or aware of material non-public information, or (2) communications of material non-public information to others who may trade while in possession or aware of such information.

	3.	This means insiders are prohibited from doing the following:

●	Trading in Company securities while in possession or aware of material non-public information concerning the Company or other companies where such material non-public information was obtained while working for the Company;

●	Having others trade on the insider’s behalf while the insider is in possession or aware of material non-public information; and

●	Communicating non-public information concerning the Company or other companies (where the non-public information was learned while working for the Company) to others who may then trade in the Company’s securities or pass on the information to others who may trade in the Company’s securities. This conduct is known as “tipping.”

Policy Title:	Insider Trading	November 21, 2024	Page 3 of 13

The Elements of Insider Trading	1. Who is an Insider?
The concept of “insider” is broad and generally includes any person who possesses non-public information about the Company and who has a duty to the Company to keep this information confidential. In the case of the Company, “insiders” include officers and directors of the Company, as well as other employees who routinely have access to material information that is not publicly available or who are working on significant corporate transactions or projects.

A person can be a “temporary insider” if he or she enters into a relationship to serve the Company and as a result is given access to information in connection with such service. Outsiders who can become temporary insiders include, among others, attorneys, accountants, consultants, investment bankers and the employees of organizations providing such services to the Company.

2. What is Material Information?

Trading while in possession or aware of inside information is not a basis for liability unless the information is “material.” “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that is reasonably likely to affect the price of the Company’s securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. In addition, material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. It is important to remember that materiality will always be judged with the benefit of hindsight. When in doubt about whether particular nonpublic information is material, you should presume it is material.

Policy Title:	Insider Trading	November 21, 2024	Page 4 of 13

“Inside” information could be material because of its expected effect on the price of the Company’s securities, the securities of another company, or the securities of several companies. The resulting prohibition against the misuse of material non-public information includes not only restrictions on trading in the Company’s securities but restrictions on trading in the securities of other companies affected by the material non-public information.

Examples. Common examples of information that may be regarded as material are:

●	Earnings or sales results,

●	Changes in dividend/distribution policies or the declaration of a stock split or the offering of additional securities,

●	Proposals, agreements or news regarding a pending or proposed merger, acquisition, tender offer, joint venture, divestiture, leveraged buyout, significant sale of assets or the disposition of assets or a subsidiary,

●	Changes in relationships with major customers, or obtaining or losing customers,

●	A significant product development,

●	A substantial contract award or termination,

●	Major financing developments,

●	Changes in management or the board of directors or other major personnel changes,

●	Criminal indictments or material civil litigation or government investigations,

●	Significant disputes with major suppliers, vendors or customers,

●	Labor disputes including strikes or lockouts,

●	Substantial changes in accounting methods,

●	Debt service or liquidity problems,

●	Impending bankruptcy or insolvency,

●	A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure, and

●	Public offerings or private sales of debt or equity securities Either positive or negative information may be material.

Policy Title:	Insider Trading	November 21, 2024	Page 5 of 13

3. What is Non-Public information?

In order for information to qualify as “inside” information it must not only be “material,” it must be “non-public.” “Non-public” information is information which has not been made available to investors generally. At such time as material, non-public information has been released to the investing public, it loses its status as “inside” information.

However, for “non-public” information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace, such as disclosure by filing a report with the SEC or disclosure by release to a national business and financial wire service (such as Dow Jones or Reuters) or a national newspaper (such as The Wall Street Journal). Further, sufficient time must pass for the information to become available in the market.

Partial disclosure does not constitute public dissemination. So long as any material component of the “inside” information has yet to be publicly disclosed, the information is deemed “non-public” and may not be misused.

4. What is Trading?

Trading includes buying and selling, as well as writing options. Purchases of stock (i) under an employee option for cash (but not any related open market sales or surrender of shares), and (ii) under any employee stock purchase plan are excluded from the term “trading” for purposes of this policy.

Prohibition of Insider Trading	1. If a director, officer, or any employee has material non-public information relating to our Company, it is our policy that neither that person nor any related person may trade in securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to material non-public information relating to any other company, including our clients or suppliers, obtained in the course of employment.

2. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempted from the insider trading laws or from our policy. The fact that the officer, director or employee may have relied on other factors in purchasing or selling securities, while in possession or aware of material non-public information, will not absolve the person from liability under the law.

Policy Title:	Insider Trading	November 21, 2024	Page 6 of 13

When Information is Public	1. It is improper for an officer, director, or employee to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. Because the Company’s non-employee stockholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule you should not engage in any trades until the second business day after the information has been released.

2. If an announcement is made before the market opens on a business day, the day of the announcement will be the first business day for purposes of this policy. Thus, if an announcement is made on a Monday after market close, Thursday generally would be the first day on which you could trade in the Company’s stock. If an announcement is made on a Friday after market close, Wednesday generally would be the first day on which you could trade. If an announcement is made on a Monday before the market opens, Wednesday would be the first day on which you could trade.

Twenty-Twenty Hindsight	If your securities trades become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any trade, you should carefully consider how regulators and others might view your trade in hindsight.

The Consequences	The consequences of insider trading violations can be staggering.

1.	For individuals who trade on inside information (or tip such information to others):

●	A civil penalty of up to three times the profit gained or loss avoided,

●	A criminal fine (no matter how small the profit) of up to $5 million,

●	A jail term of up to 20 years, and

●	A cease and desist order to stop the violation and penalties for violations of such orders or the federal securities laws.

2.	For the Company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading by an employee or tipping of inside information by an employee:

●	A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation, and

●	A criminal penalty of up to $25 million.

Policy Title:	Insider Trading	November 21, 2024	Page 7 of 13

3.	If an employee violates this policy or fails to comply with this policy or the Company’s procedures, Company imposed sanctions, including dismissal, could result. Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career. The Dodd-Frank Wall Street Reform and Consumer Protection Act includes a mandatory “bounty” of 10 to 30 percent for anyone providing the SEC with information that leads to a successful enforcement action resulting in monetary sanctions of over $1 million.

Applicability to Other Companies	During the course of his or her employment or engagement with the Company, an employee, officer or director may obtain material non-public information about current or potential customers, suppliers, business partners or others doing business with the Company. The provisions on confidentiality and the prohibition on trading while in possession or aware of non-public information also apply to the securities of these other companies. Thus, the term “Company’s securities” as used in this policy can also mean the securities of those other companies.

Company Stock Fund	While in possession of material non-public information, Company personnel and their families, and any entity for whom a director serves as its representative on the Board of Directors, are prohibited from trading in any Company securities in which such persons (and their families) or entity has a “beneficial” or financial interest, or over which such person exercises investment control, including but not limited to, transfers in the Company’s 401(k) plan.

Employee Stock Purchase Plan	The trading prohibitions and restrictions set forth in this Policy do not apply to employees’ decisions to enroll in, and contribute to, any employee stock purchase plan (ESPP) at the beginning of any designated enrollment period under the ESPP, nor to the purchase of Company securities as of the last day of such enrollment period. Employees, however, may not alter their instructions regarding the purchase of Company securities in the ESPP, or transfer or sell Company securities purchased for their benefit in the ESPP, while in possession of material, nonpublic information or, if the employee is a member of the Designated Window Group, during a “closed window” period described below.

Policy Title:	Insider Trading	November 21, 2024	Page 8 of 13

Trades by Family Members and Controlled Entities

The very same restrictions apply to your family members and others living in your household. Employees, directors and officers are expected to be responsible for the compliance of their immediate family and personal household.

The very same restrictions apply to entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this policy and applicable securities laws as if they were for your own account.

Prevention of Insider Trading by Others	The Company, its directors and officers and some supervisory personnel could be deemed “controlling persons” subject to potential liability under the securities laws. Accordingly, it is incumbent on these persons to maintain an awareness of possible insider trading violations by persons under their control and to take measures where appropriate to prevent such violations. Directors, officers and other supervisory personnel who become aware of a potential insider trading violation or a violation of this policy should immediately advise the General Counsel or the Chair of the Audit Committee and should take steps where appropriate to prevent persons under their supervision from using inside information for trading purposes. Additionally, any employee who violates this policy or any federal or state laws governing insider trading or tipping, or knows of or suspects any such violation by any other director, officer or employee must report the violation immediately to the General Counsel of the Company or the Chairman of the Audit Committee of the Board of Directors.

Confidentiality	1.	Serious problems could arise for the Company and you by an unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the Company’s securities. Generally, securities regulations provide that when a company (such as our Company) discloses material, nonpublic information, it must provide broad, non-exclusionary public access to the information. Violations of these regulations can result in SEC enforcement actions, resulting in injunctions and severe monetary penalties.

	2.	It is our policy that all employees, officers and directors must maintain all non-public information about the Company in strict confidence, and should not communicate such information to any person unless the person has a need to know the information for legitimate reasons related to the Company’s business. Similarly, you should not discuss Company affairs in public or quasi-public areas where your conversation may be overheard (i.e., restaurants, airplanes and elevators, etc.).

Policy Title:	Insider Trading	November 21, 2024	Page 9 of 13

3.	This prohibition applies to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made only through authorized individuals. If you receive any inquiries of this nature, you should decline comment and refer the inquiry directly to the Company’s Communications Department.

Tipping Information to Others	Whether the information is proprietary information about our Company or information that could have an impact on our stock price, employees must not pass the information on to others. Tipping results in liability for the insider who communicated the information, even if such insider does not actually trade himself or herself, and for the person who received the information if the person has reason to know that it was an improper disclosure and acts on such information or passes it on to others who may act on it.

Tipping and the Internet	The prohibition against tipping applies to all forms of communication, including those conducted via the internet. Information communicated via e-mail, internal and external, is sometimes confidential and material in nature and thus subject to insider trading rules. You are cautioned that various chat rooms and message boards dedicated to the stock market are largely unsecured and unregulated and should not be used to communicate any Company information, whether confidential or not.
No director, officer or employee shall initiate or respond to messages posted on internet forums that pertain to the Company or companies that we do or may do business with and about which you may learn something in the course of your employment. Such forums often contain rumors and misinformation that you may, as a loyal employee, feel compelled to correct. However, doing so (even with innocent intentions) could be considered tipping and therefore in violation of insider trading rules. Should you come across information posted online that you believe to be false or potentially damaging to the Company, please do not respond directly; instead, please contact the Company’s Communications Department.

Procedures: Preclearance of All Trades	1.	To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper trade (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we strongly encourage directors, officers and other specifically identified employees of the Company (the “Designated Window Group”), prior to any trades in Company securities, such as acquisitions (except purchases of stock (i) under an employee option for cash not involving an open market sale or surrender of shares, and (ii) purchases under any employee stock purchase plan), dispositions, transfers, option exercises involving an open market sale or surrender of shares, etc., to consult with the General Counsel to confirm that you are not in possession or aware of specific material non-public information.

Policy Title:	Insider Trading	November 21, 2024	Page 10 of 13

	2.	An employee may not trade, even after consultation, if he or she is actually in possession or aware of material non-public information. Members of the Designated Window Group must contact the General Counsel in advance of any trade of the Company’s securities. A request for pre-clearance should be submitted to the General Counsel at least two days in advance of the proposed transaction. Pre-trade advice generally is valid for two trading days, unless you come into contact with material non-public information during that time.

	3.	The Chief Executive Officer shall issue a directive under this policy which directive shall set forth the names of the Designated Window Group. Such directive shall be updated on the first business day of each fiscal year by the Chief Executive Officer to reflect the then current members of the Designated Window Group.

No Trading During “Closed Window” Periods	1.	In order to further minimize the possibility of an inadvertent and unintended insider trading violation, all members of the Designated Window Group of the Company are prohibited from trading in the Company’s securities during the following restricted trading period (a “closed window”): the period beginning two business days before the end of each fiscal quarter through and including the 2nd business day following the issuance of the Company’s press release of its quarterly or annual financial results or filing of applicable Form 10-Q or Form 10- K if such a press release is not issued. Please realize that the “open window” periods are of general applicability only and do not serve to permit otherwise illegal trades.

	2.	Trading in the Company’s stock is permitted only during the “open windows,” and all trades by members of the Designated Window Group must be discussed in advance with the General Counsel. Other events or developments during such periods may still cause some Company directors, officers or employees to be in possession or aware of material, non-public information - in such event, you still may not trade. An employee may not trade even during the “open window” periods or with authorization if he or she is actually in possession or aware of material non-public information. Trading during the “open window” periods is not a substitute for compliance with required preclearance procedures.

Policy Title:	Insider Trading	November 21, 2024	Page 11 of 13

Restricted Trading Periods	There may be material non-public information available to members of the Designated Window Group even during the normal open window periods, for example, when a proposed acquisition is pending. In those and other instances, such as where required by securities regulation, the Company may announce a “closed window” or “blackout period” for trading in Company securities and if appropriate, in securities of another company.

Standing Orders	Standing orders (except standing orders under approved Rule 10b5-1 plans, see below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the trade. The broker could execute a trade when you are in possession or aware of material non-public information and you could still have significant liabilities as a result.

10b5-1 Plans	1.	Rule 10b5-1 provides a defense from insider trading under SEC Rule 10b-5. To be eligible for this defense, an insider may enter into a “10b5-1 plan” for trading in the Company’s stock. If the plan meets the requirements of Rule 10b5-1, the Company stock may be purchased or sold without regard to certain insider trading restrictions. To comply with the Company’s insider trading policy, a 10b5-1 plan may only be entered into by an insider when he or she is not in possession of material non-public information. To ensure the proposed plan meets the requirements of Rule 10b5-1 and other legal requirements, you are encouraged to consult with the General Counsel before establishing such a plan.

	2.	A member of the Designated Window Group wishing to trade pursuant to a Rule 10b5-1 plan must obtain the approval of the General Counsel prior to entering into the plan. In addition, a member of the Designated Window Group may only enter into a Rule 10b5-1 plan during a trading window and while not in possession of any material non-public information.

Policy Title:	Insider Trading	November 21, 2024	Page 12 of 13

Additional Prohibited Transactions	Because we believe it is improper and inappropriate for any Company personnel to engage in short-term or speculative transactions involving Company stock, it is the Company’s policy that directors, officers, and employees should not engage in any of the following activities with respect to securities of the Company:

1.	No Short Sales. No officer, employee or director shall engage in selling the Company’s securities “short” - that is, the sale of securities that are not owned by the employee or director. (A person who sells “short” is betting that the price of the security is going down - he borrows the security, sells it, and expects to be able to return the securities by repurchasing them at a lower price in the future.) SEC rules already prevent officers and directors from making “short sales” or sales of securities that, if owned, will not be delivered for a period longer than 20 days after the sale. Again, we are simply expanding this rule to all employees.

2.

No Buying or Selling “Derivative Securities.” No officer, employee or director shall buy or sell puts (i.e., options to sell), calls (i.e., options to purchase), future contracts, or other forms of derivative securities relating to the Company’s securities. For these purposes, a security will be considered a derivative of another security if its value is derived from the value of the other security.

3.	Hedging. No officer, employee or director shall enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

4.	Trading on margin or pledging. No officer, employee or director shall hold Company securities in a margin account or pledge Company securities as collateral for a loan.

Form 144 Reports	Directors and certain officers designated by the Board of Directors are required to file a Form 144 before making an open market sale of Company securities. Form 144 notifies the Securities and Exchange Commission of your intent to sell Company securities. Although often prepared and filed by your broker, this form and its timely filing is each individual’s personal responsibility and is in addition to the Section 16 reports that may be filed on your behalf by the Company.

Post-Transaction Notification by Section 16 Individuals	1.	Because Section 16(a) of the Exchange Act requires that certain transactions by Section 16 Individuals be reported on Form 4s filed within two business days following the date of the transaction, the Company’s policy requires immediate notification of sufficient details of any transaction to allow time to prepare and file the required reports within the two-business-day deadline.

	2.	Since the Company requires a day to prepare the Form 4 and a day to transmit the form to the SEC, Section 16 individuals must report the details of any transaction in the Company’s securities to the General Counsel at least by the close of business of the date the transaction occurred. This includes all purchases, sales, transfers by gift or otherwise, trades pursuant to approved 10b5-1 plans, and option exercises.

Policy Title:	Insider Trading	November 21, 2024	Page 13 of 13

Post-Termination Transactions	This Insider Trading Policy continues to apply to transactions in Company securities even after a director, officer, or employee leaves the Company. If an individual is in possession of material non-public information when such individual leaves the Company, such individual may not trade in Company securities until that information has become public or is no longer material.

Use of Knowledgeable Stockbroker	1.	Each director, officer and employee is encouraged to select one stockbroker to effect all of his or her transactions in the Company’s securities, and that broker should become familiar with the Company’s insider trading policy and the restrictions that apply to his or her transactions in the Company’s securities, and should coordinate your transactions in the Company’s securities with the General Counsel. Remember, however, that a broker has no legal responsibility for a client’s Section 16 filings or short-swing profit rule violations.

	2.	The best protection will come from your own awareness of the possible pitfalls. However, use of the same broker familiar with this policy will help you constantly monitor your compliance, not only with this policy but also with your other securities laws obligations, such as compliance with Rule 144.

You may not trade in securities of the Company if you are in possession of or aware of material non-public information about the Company, even if you pre-clear a transaction and even if it is during an open window period. This restriction applies to not just you, but also to any Controlled Entities, your spouse, your family members and others living in your household.

Administration of Policy	The Company reserves the right to amend and interpret this policy from time to time.

Certificate of Compliance	All employees will be required to certify their understanding of and compliance with this policy on an annual basis.

The ultimate responsibility for adhering to this policy and avoiding improper transactions rests with you. It is imperative that you use your best judgment.

Resources
Definitions	Term	Definition

	Non-Public Information	Information about the Company that is not known to the public

Acronyms	Acronym	Definition

	MNPI	Material Non-Public Information

References	Identification	Title